(As filed with the Securities and Exchange Commission on January 11, 2002)

                                                                File No. 70-9909

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 1)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PROGRESS ENERGY, INC.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

Steven Carr, Associate General Counsel             William T. Baker, Jr., Esq
Progress Energy Service Company, LLC               Thelen Reid & Priest LLP
410 South Wilmington Street                        40 W. 57th Street, 25th Floor
Raleigh, North Carolina  27602                     New York, New York  10019


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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         1.1 Background. Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a registered holding company under the Act,1 directly owns all of the issued and outstanding common stock of Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina, and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina; and indirectly through Florida Progress Corporation ("Florida Progress") owns all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida (collectively, CP&L, NCNG and Florida Power are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and retail customers in parts of three states and natural gas or gas transportation service to approximately 120,000 residential, commercial, agricultural and industrial customers, all in North Carolina. Progress Energy also holds, directly or indirectly, equity securities of numerous non-utility subsidiary companies.

         By order dated December 12, 2000 in File No. 70-9659,2 as modified in certain respects by order dated September 20, 2001 in this proceeding3 (together, the December 12, 2000 order and September 20, 2001 order are herein referred to as the "Current Financing Orders"), Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries are authorized to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions from time to time through September 30, 2003 (the "Authorization Period").

         Among the other specific approvals granted under the Current Financing Orders, the Commission has authorized Progress Energy: (1) to issue and sell from time to time common stock, preferred stock or other forms of preferred securities and unsecured long-term debentures having maturities of up to 50 years (collectively, "Long-term Securities") in an aggregate amount at any time outstanding not to exceed $5.0 billion; (2) to issue and sell from time to time commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion, provided that the aggregate principal amount of all indebtedness of Progress Energy (or of any financing subsidiary of Progress Energy) at any time outstanding (including approximately $3.5 billion of indebtedness incurred by Progress Energy in order to finance, in part, its acquisition in November 2000 of all of the issued and outstanding common stock of Florida Progress) may not at any time exceed $6 billion (the "Progress Energy Debt Limit"); and (3) to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Guarantees") during the Authorization Period with respect to the obligations of any of its subsidiary companies in an aggregate principal amount not to exceed

---------------
(1) See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27, 2000).
(2)  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.
(3)  See Progress Energy, Inc., et al., Holding Co. Act Release No. 27440.

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$750 million outstanding at any one time, subject, however, to the limitations of Rule 53 and/or Rule 58, as applicable.

         As of September 30, 2001, Progress Energy's consolidated capitalization (on a pro forma basis in order to take into account the issuance of long-term debt securities after September 30, 2001) consisted of 38.0% common equity, 0.6% preferred stock, 56.6% long-term debt and 4.8% Short-term Debt. As of September 30, 2001, common equity as a percentage of capitalization of CP&L, Florida Power and NCNG was equal to 45.5%, 55.3% and 68.6%, respectively.

               1.2 Proposed Modifications. Progress Energy now requests certain additional modifications to the Current Financing Orders, as follows: (1) an increase from $5.0 billion to $7.5 billion in the aggregate amount of Long-term Securities that Progress Energy may issue and have outstanding during the Authorization Period; (2) elimination of the Progress Energy Debt Limit; and (3) an increase from $750 million to $2.0 billion in the principal or stated amount of Guarantees that Progress Energy may provide at any one time with respect to the obligations of its subsidiaries.

         Except as stated in the preceding paragraph, Progress Energy is not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the Current Financing Orders to any specific securities (including Guarantees) issued by Progress Energy. Progress Energy will maintain common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period. Accordingly, Progress Energy will not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, common equity as a percentage of consolidated capitalization will remain at or above 30%. In addition, Progress Energy will maintain common equity as a percentage of capitalization of each of its three Utility Subsidiaries at 30% or above during the Authorization Period. Progress Energy's targeted equity percentage for the Utility Subsidiaries is between 50% and 60%.

               1.3  Reason for the Requested Modification.

               (a) Increase in Long-term Securities. Through November 30, 2001, Progress had issued a total of $4,534,800,000 of Long-term Securities ($528,100,000 of common stock and $4,006,700,000 of long-term debt, including $3,200,000,000 of term notes issued to refinance debt incurred by Progress Energy in connection with the acquisition of Florida Progress). Progress Energy contemplates the need to issue additional Long-term Securities during the remainder of the Authorization Period to retire Short-term Debt, to fund capital programs of its subsidiaries, to finance investments in new non-utility ventures (including, in particular, "exempt wholesale generators" that are currently under development or planned), and for other general corporate purposes. Forecasts that Progress Energy has developed for internal planning purposes indicate the need for additional long-term financing of at least $1.75 billion through the end of 2003. See Exhibit H hereto (filed confidentially pursuant to Rule 104).

               (b) Elimination of Progress Energy Debt Limit. Progress Energy submits that there is no need for an overall limit on the amount of debt it may have outstanding at any one

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time, inasmuch as it has committed to maintain common equity at or above 30% of consolidated capitalization, and also to maintain common equity of each of its three Utility Subsidiaries at or above 30% of capitalization. In this connection, Progress Energy has reviewed financing orders issued to other registered holding companies and notes that the Commission generally does not impose an overall limit on the amount of debt that a registered holding company may have, i.e., a stated dollar amount that is lower than the sum of the individual authorized limits on short-term debt and long-term debt.4

               (c) Increase in Guarantee Authority. In the ordinary course of the business of its subsidiaries, Progress Energy is called upon to provide Guarantees for a variety of financial and non-financial (i.e., contractual) obligations of its subsidiaries. In particular, the ability to provide Guarantees, when needed, enables Progress Energy's non-utility subsidiaries to obtain credit that they could not otherwise obtain on a stand-alone basis and/or to obtain such credit at a lower effective cost. Also, by providing Guarantees, Progress Energy can often minimize the amount of permanent capital it would otherwise have to invest in its subsidiaries. As its non-utility operations (particularly investments in "exempt wholesale generators") continue to expand, Progress Energy projects the need to provide Guarantees in an aggregate principal or face amount of up to $2.0 billion at any time outstanding. In many cases, the types of Guarantees that Progress Energy will be called upon by its subsidiaries to provide will be temporary in nature; that is, such Guarantees will not typically be used as permanent funding arrangements. Also, in the typical case, Progress Energy's actual exposure under Guarantees of non-financial obligations of its subsidiaries (e.g., obligations under contracts to purchase equipment or fuel) will be significantly less than the face or nominal amount thereof. For these reasons, there is low likelihood that Progress Energy would ever be called upon to pay any significant amounts under Guarantees, either individually or in the aggregate. Accordingly, Progress Energy does not believe that the requested increase in Guarantee authority will expose it or its subsidiaries to improper risks.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

         It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Post-Effective Amendment will not exceed $10,000. The fees, commissions and expenses to be paid or incurred in connection with any specific financing transaction proposed herein will be subject to the limitation set forth in the December 12, 2000 order.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

                  The proposed transactions are subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder. In addition, the proposed transactions are subject to Rules 53 and 54. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for

---------------
(4) The following recent financing orders issued to other registered holding companies incorporate the 30% common equity commitment, but do not impose an overall debt limit. Alliant Energy Corporation, Holding Co. Act Release No. 27448 (Oct. 3, 2001); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

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the purpose of financing the acquisition of the securities of or other interest in an "exempt wholesale generator" ("EWG") unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs is approximately $257.1 million, or approximately 13.0% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) at September 30, 2001 ($2.04 billion). Progress Energy currently does not hold an interest in any FUCO.

         Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

         In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.

         No state commission and no federal commission, other than this Commission, has jurisdiction over the transactions proposed herein.

ITEM 5.  PROCEDURE.

          Progress Energy requests that the Commission issue a notice of the filing of this Post-Effective Amendment as soon as practicable and that the Commission's order approving this Post-Effective Amendment be issued as soon after the notice period as its rules allow. Progress Energy further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which such order is to become effective. Progress Energy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the participation of the Division of

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Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         A.    EXHIBITS.

               A     None.

               B     None.

               C Registration Statement of Progress Energy on Form S-3, as amended (incorporated by reference to File No. 333-69738).

               D     None.

               E     None.

               F-1   Opinion of Counsel.  (To be filed by amendment).

               G-1   Form of Federal Register Notice.

               H Progress Energy forecast of consolidated capitalization ratios as of September 30, 2001 (pro forma), December 31, 2002, and December 31, 2003, including forecast assumptions (sources and uses).
                     (Filed confidentially pursuant to Rule 104).

         B.    FINANCIAL STATEMENTS.

               FS-1  Progress Energy Consolidated Statement of
                     Income for the nine months ended September 30, 2001, incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q for the period ended September 30, 2001 (File No. 1-15929).

               FS-2 Progress Energy Consolidated Statement of Income for the year ended December 31, 2000, incorporated by reference to Annual Report of Progress Energy on Form 10-K for the period ended year ended December 31, 2000 (File No. 1-15929).

               FS-3  Progress Energy Consolidated Balance Sheet as of
                     September 30, 2001, incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q for the period ended September 30, 2001 (File No. 1-15929).

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                                   SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                          PROGRESS ENERGY, INC.


                                          By: /s/ Thomas R. Sullivan
                                              -----------------------
                                          Name:   Thomas R. Sullivan
                                          Title:  Treasurer

Date:  January 11, 2002


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